Filed by Vector Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Vector Acquisition Corp.

(Commission File No. 001-39560)

Rocket Lab Inks Deal to Launch Five Missions for BlackSky Constellation

The deployment of nine of BlackSky’s latest-generation small sats across five Electron missions represents the largest number of satellites BlackSky has committed to a single launch provider to date.

Long Beach, California. 25 March 2021 – Rocket Lab, a global leader in launch and space systems, has today announced it will launch multiple missions to low Earth orbit for BlackSky, a leading provider of real-time geospatial intelligence and global monitoring services.

The multi-launch agreement with launch services provider Spaceflight Inc., who will manage the integration and launch services for BlackSky, includes the launch of nine BlackSky satellites across five Electron missions this year. The deal represents the largest number of satellites BlackSky has committed to a single launch provider to date and includes the successful launch of BlackSky’s latest spacecraft on Rocket Lab’s “They Go Up So Fast” rideshare mission earlier this week.

Eight of BlackSky’s 130 kg class satellites will be launched across four dedicated missions on Rocket Lab’s Electron launch vehicle throughout 2021 in a demonstration of rapidly-acquired launch services. This responsive launch capability supports the aggressive scaling of BlackSky’s satellite constellation to meet the demand for real-time global monitoring and analysis services for public and private organizations. These satellites will join three existing BlackSky satellites launched by Rocket Lab’s Electron launch vehicle across 2019 and on the most recent mission this week. The agreement also includes options for an additional two dedicated missions on Electron in Q4 2021.

Rocket Lab Founder and CEO, Peter Beck, says Electron’s dedicated launch service provides the reliability and speed to space that is critical for companies like BlackSky building out their satellite constellations and growing their businesses.

“We’re thrilled to be providing dedicated and reliable access to orbit for Spaceflight and its customer BlackSky. Electron puts our customers in control of their launch schedule and orbital deployment parameters, giving them more certainty in crucial business growth phases,” said Mr. Beck. “By securing streamlined space access on Electron, BlackSky can focus on what matters most to their mission – providing real-time, actionable data to decision makers on the ground when they need it most.”

Brian E. O’Toole, CEO of BlackSky, said: “Rocket Lab simplifies the path to orbit. Dedicated launch on Electron is the key enabler for us to rapidly develop our constellation on our own terms which is hugely important in unlocking more analytic and data-driven opportunities for our customers.”

The BlackSky satellites join a busy launch manifest for Rocket Lab in 2021 which includes a scheduled dedicated mission for the U.S. Space Force, a mission to the Moon for NASA, and launches for a range of commercial customers. Rocket Lab’s Electron launch vehicle is the second most frequently launched U.S. rocket annually since 2019, having deployed more than 100 satellites to space for commercial and government customers across 17 orbital missions. Electron has become a workhorse launch vehicle for the small satellite industry and provides uniquely targeted access to orbit for constellation satellites.

The launch agreement follows on from a March 1 announcement that Rocket Lab USA, Inc. (“Rocket Lab”) and Vector Acquisition Corporation (Nasdaq: VACQ) (“Vector”), a special purpose acquisition company backed by leading technology investor Vector Capital, have entered into a definitive merger agreement that will result in Rocket Lab becoming a publicly traded company. The transaction is estimated to be completed in Q2 2021 and, at that time, Vector will change its name to Rocket Lab USA, Inc. and the combined company is expected to trade under the Nasdaq ticker symbol RKLB.

ENDS

Rocket Lab Media Contact:

(+64) 27 538 9040 | media@rocketlabusa.com

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www.rocketlabusa.com/about-us/updates/link-to-rocket-lab-imagery-and-video/

About Rocket Lab

As a global leader in launch and space systems, Rocket Lab is transforming space access. Founded in 2006, Rocket Lab provides end-to-end mission services that provide frequent and reliable access to space for civil, defense, and commercial markets. Headquartered in Long Beach, California, Rocket Lab designs and manufactures the Electron and Neutron launch vehicles and Photon satellite platform. Since its first orbital launch in January 2018, Rocket Lab’s Electron launch vehicle has become the second most frequently launched U.S. rocket annually and has delivered 104 satellites to orbit for private and public sector organizations, enabling operations in national security, scientific research, space debris mitigation, Earth observation, climate monitoring, and communications. Rocket Lab operates two launch sites, including the world’s only private orbital launch site located in New Zealand, and a second launch site in Virginia, USA. To learn more, visit www.rocketlabusa.com.

About BlackSky

BlackSky is a leading provider of real-time geospatial intelligence. BlackSky monitors activities and facilities worldwide by harnessing the world’s emerging sensor networks and leveraging its own satellite constellation. BlackSky processes millions of observations from its constellation as well as a variety of space, IoT, and terrestrial based sensors and data feeds. BlackSky’s on-demand constellation of satellites can image a location multiple times throughout the day. BlackSky monitors for pattern-of-life anomalies to produce alerts and enhance situational awareness. BlackSky’s monitoring service, Spectra AI, is powered by cutting-edge compute techniques including machine learning, artificial intelligence, computer vision, and natural language processing. BlackSky’s global monitoring solution is available via a simple subscription and requires no IT infrastructure or setup. For more information visit www.blacksky.com.

About Spaceflight Inc.

As the premier global launch services provider, Spaceflight is revolutionizing the business of space transportation through its comprehensive suite of launch services and Sherpa® orbital transfer vehicles. The company provides unprecedented launch flexibility to ensure customers' smallsats get to orbit exactly when and where they want through a combination of long-standing relationships with a diverse portfolio of launch partners, innovative satellite integration capabilities, including flight and ground support hardware, licensing and logistics management, and extensive mission management expertise. Based in Seattle, Spaceflight has successfully launched hundreds of satellites and is a part of the Mitsui & Co., Ltd. portfolio, operating as an independent, U.S.-based company. For more information, visit http://www.spaceflight.com.

Forward-Looking Statements

This press release may contain certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding Rocket Lab’s or its respective management teams’ expectations regarding the future. The words “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “intends”, “may”, “might”, “plan”, “possible”, “potential”, “predict”, “project”, “should”, “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements are based on Rocket Lab’s current expectations and beliefs concerning future developments. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (i) the risk that the transaction with Vector Acquisition Corporation (“Vector”) may not be completed in a timely manner or at all, (ii) the failure to satisfy the conditions to the consummation of the transaction with Vector, including the adoption of the merger agreement by Vector’s shareholders, and (iii) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement relating to the transaction with Vector. There can be no assurance that the future developments affecting Rocket Lab will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond Rocket Lab’s control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. Except as required by law, Rocket Lab is not undertaking any obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Additional Information

This press release relates to a proposed transaction between Rocket Lab and Vector. This press release does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Vector and Rocket Lab intend to file a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”), which will include a document that serves as a joint prospectus and proxy statement, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all Rocket Lab and Vector shareholders. Rocket Lab and Vector will also file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Rocket Lab and Vector are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Rocket Lab and Vector through the website maintained by the SEC at www.sec.gov.

The documents filed by Vector with the SEC also may be obtained free of charge upon written request to Vector Acquisition Corporation, One Market Street, Steuart Tower, 23rd Floor, San Francisco, CA 94105. The documents filed by Rocket Lab with the SEC also may be obtained free of charge upon written request to Rocket Lab USA, Inc., 3881 McGowen Street, Long Beach, CA 90808.

Participants in the Solicitation

Rocket Lab, Vector and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Vector’s shareholders in connection with the proposed transaction. A list of the names of such directors, executive officers, other members of management, and employees, and information regarding their interests in the business combination will be contained in Vector’s filings with the SEC, including Vector’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2020, which was filed with the SEC on November 16, 2020, and such information and names of Rocket Lab’s directors and executive officers will also be in the Registration Statement on Form S-4 to be filed with the SEC by Rocket Lab and Vector, which will include the proxy statement of Vector. Additional information regarding the interests of such potential participants in the solicitation process will also be included in the registration statement (and will be included in the definitive proxy statement/prospectus) and other relevant documents when they are filed with the SEC.

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